                FNB Corp.

                PO Box 1328

                Asheboro, NC 27204

                May 2, 2005

EDGAR TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	FNB Corp.
File 0-13823
Amendment No. 1 on Form 10-K/A to Form 10-K for the Fiscal Year Ended December 31, 2004

Ladies and Gentlemen:

Enclosed herewith for filing with the Commission is Amendment No. 1 on Form 10-K/A to the Annual Report on Form 10-K for the fiscal year ended December 31, 2004, including exhibits and all other papers and documents filed as a part thereof.

Very truly yours,

/s/ Jerry A. Little
Jerry A. Little
Treasurer and Secretary